SO
3-16-04

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RECEIVED
FEB 27 2004
SEC MAIL SECTION
158
WASH., D.C.

04017404

TATES
ANGE COMMISSION
Washington, D.C. 20549

VF 3-4-04

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48635

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: U.S. Discount Brokerage, Inc.
~~Jac Tomasello, President~~

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

19111 Detroit Road
(No. and Street)

Rocky River	OH	44116-1740
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jac Tomasello 440-356-3151
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Donovan, Klimczak and Company
(Name – *if individual, state last, first, middle name*)

484 South Miller Road	Fairlawn	Ohio	44333
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jac Tomasello, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of U. S. Discount Brokerage, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JUDITH A. FIALKO, Notary Public
State of Ohio
My Commission Expires March 25, 2006

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

U.S. DISCOUNT BROKERAGE, INC.
Financial Statements
Year Ended December 31, 2003

U.S. DISCOUNT BROKERAGE, INC.
Financial Statements
December 31, 2003

INDEX

HARRY A. DONOVAN, CPA
THEODORE C. KLIMCZAK, CPA
SANDRA L. BENNETT, ADMINISTRATOR

Donovan, Klimczak and Company
CERTIFIED PUBLIC ACCOUNTANTS
484 SOUTH MILLER ROAD
FAIRLAWN, OHIO 44333-4176
TELEPHONE 330-836-9331 FAX 330-869-9991
http://www.dkc-cpa.com

INDEPENDENT AUDITOR'S REPORT

BOARD OF DIRECTORS
U.S. DISCOUNT BROKERAGE, INC.
ROCKY RIVER, OHIO

We have audited the accompanying Balance Sheet of U.S. Discount Brokerage, Inc. (an S Corporation) as of December 31, 2003 and the related Statements of Income and Retained Earnings, Changes in Stockholders' Equity, and Cash Flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of U.S. Discount Brokerage, Inc., as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of expressing an opinion on these financial statements. The information included in the accompanying supplementary schedules on pages 9 thru 16 is supplementary information required by rule 17a5 of the Securities and Exchange Commission. Such information has been subjected to the examinations, assessment and evaluation procedures applied in the audit of the basic financial statements, and in our opinion, the supplementary information presents fairly the information thereto.

Donovan, Klimczak and Company

Donovan, Klimczak and Company
Certified Public Accountants

February 13, 2004

U.S. DISCOUNT BROKERAGE, INC.
Balance Sheet
December 31, 2003

ASSETS

Current Assets:	
Cash	$ 39,013
Deposit With Clearing Organization	205,061
Accounts Receivable - Trade	66,779
Marketable Securities	51,106
Prepaid Rent	1,350
Total Current Assets	363,309
Equipment and Furniture	39,050
Less: Accumulated Depreciation	30,770
Net Equipment and Furniture	8,280
Other Assets:	
Accounts Receivable - Related Parties	76,347
Investment - NASDAQ	20,100
Internet Website (Net of $15,249 Amortization)	-
Total Other Assets	96,447
TOTAL ASSETS	$ 468,036

The Accompanying Notes Are an Integral Part of These Statements

U.S. DISCOUNT BROKERAGE, INC.
Balance Sheet
December 31, 2003

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:		
Accounts Payable - Commissions	$	59,513
Accrued Wages		14,000
Dividends Payable		29,250
Total Current Liabilities		102,763
Stockholders' Equity:		
Capital Stock, 8,000 Shares Authorized, Issued and Outstanding, No Par Value		17,332
Additional Paid in Capital		156,067
Retained Earnings		191,874
Total Stockholders' Equity		365,273
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	468,036

The Accompanying Notes Are an Integral Part of These Statements

U.S. DISCOUNT BROKERAGE, INC.
Statement of Income and Retained Earnings
For Year Ended December 31, 2003

Revenues - Commissions and Fees	$ 1,386,494
Less:	
Clearing and Execution Costs and Fees	229,343
Commissions Expense	720,256
Net Revenues	436,895
Operating Expenses	149,125
Income from Operations	287,770
Other Income:	
Interest	965
NET INCOME	288,735
Dividends Paid or Payable	(150,000)
Retained Earnings - Beginning of Year	53,139
Retained Earnings - End of Year	$ 191,874

The Accompanying Notes Are an Integral Part of These Statements

U.S. DISCOUNT BROKERAGE, INC.
Statement of Changes in Stockholders' Equity
For Year Ended December 31, 2003

	Capital Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance - Beginning of Year	$ 17,332	$ 156,067	$ 53,139	$ 226,538
Add: Current Year Net Income	-	-	288,735	288,735
Less: Dividends Paid	-	-	(150,000)	(150,000)
Balance - End of Year	$ 17,332	$ 156,067	$ 191,874	$ 365,273

The Accompanying Notes Are an Integral Part of These Statements

U.S. DISCOUNT BROKERAGE, INC.
Statement of Cash Flows
For Year Ended December 31, 2003

Cash Flows from Operating Activities	
Net Income	$ 288,735
Adjustments to Reconcile Net Income to Net Cash	
Provided by Operating Activities:	
Depreciation	3,144
Amortization	2,287
(Increase) Decrease in:	
Deposits With Clearing Organization	(45,061)
Accounts Receivable - Trade	(27,456)
Accounts Receivable - Related Parties	8,387
Marketable Securities	(42,431)
Increase (Decrease) in:	
Accounts Payable - Commissions	13,280
Accrued Wages	14,000
Dividends Payable	(33,309)
Net Cash Provided by Operating Activities	181,576
Cash Flows From Investing Activities	
Purchase of Equipment and Furniture	(3,865)
Net Cash (Used) By Investing Activities	(3,865)
Cash Flows from Financing Activities:	
Dividends Paid or Payable	(150,000)
Net Cash (Used) by Financing Activities	(150,000)
Net Increase in Cash	27,711
Cash at Beginning of Year	11,302
Cash at End of Year	$ 39,013

The Accompanying Notes Are an Integral Part of These Statements

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

U.S. Discount Brokerage, Inc. was incorporated under the laws of the State of Ohio on August 28, 1995. The Company is a securities brokerage firm with its principal office in Rocky River, Ohio. The Company is a member of the National Association of Security Dealers, Inc. (NASD).

Basis of Accounting

The financial statements of U.S. Discount Brokerage, Inc. (Company) have been prepared on the accrual basis of accounting and accordingly, reflect all significant receivables, payables and other liabilities.

Income Taxes

The Company, with the consent of its stockholders, has elected under the Internal Revenue Code to be an S Corporation. In lieu of corporation income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

Cash and Cash Equivalents

For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Advertising

The Company follows the policy of charging the costs of advertising to expense as incurred.

Amortization of Internet Website

Costs totaling $15,249 associated with the design of the Company's Internet Website along with establishment of the Internet Trading Module have been capitalized and are being amortized over a 60 month period. Amortization for the year ended December 31, 2003 totaled $2,287.

NOTE B - ACCOUNTS RECEIVABLE - TRADE

Accounts Receivable are listed at net realizable value and are considered by management to be fully collectible. Accordingly, no allowance for doubtful accounts is considered necessary.

NOTE C – ACCOUNTS RECEIVABLE – RELATED PARTIES

The Company has various accounts receivable from a stockholder totaling $76,347. These receivables are non-interest bearing and have no fixed repayment terms.

NOTE D – MARKETABLE SECURITIES

The Company maintains a trading account for marketable securities resulting from trading errors that occur in the normal course of operations. The net gain or loss from these transactions are reflected in the income statement as error income or expense. The Company incurred a net income of $42,431 from these transactions during the year ended December 31, 2003.

The net fair value of the marketable securities available for sale at December 31, 2003 totaled $51,106.

NOTE E - EQUIPMENT AND FURNITURE

Assets are carried at cost. Depreciation is computed using the straight-line method for financial reporting purposes over the estimated useful lives of the assets and amounted to $3,144 for the year ended December 31, 2003. For federal income tax purposes, depreciation is computed under the modified accelerated cost recovery system. Expenditures for major renewals and betterments that extend the useful lives of the assets are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

NOTE F – DEPOSIT WITH CLEARING ORGANIZATION

A deposit totaling $205,061 at December 31, 2003 represents an interest bearing account held by Penson Financial Services, Inc., the clearing organization for the Company, who has possession of customer funds and acts as custodian for all customer securities on a fully disclosed basis.

NOTE G – INVESTMENT - NASDAQ

The equity investment held by the Company in The NASDAQ Stock Market, Inc. is stated at cost and consists of an investment through a private placement. The stock is restricted and no ready market value was available at year end, thereby precluding any determination of current fair value.

NOTE H - LEASING ARRANGEMENT

The Company conducts its operations from facilities that are leased under a month-to-month arrangement. Rental expense in 2003 totaled $28,107.

NOTE I – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2003, the Company had net capital of $244,356, which was $194,356 in excess of its required net capital of $50,000. The Company's net capital ratio was .42 to 1.

SUPPLEMENTARY INFORMATION

U.S. DISCOUNT BROKERAGE, INC.
Schedule of Operating Expenses
For Year Ended December 31, 2003

Officers' Wages	$ 60,000
Payroll Taxes	4,050
Retirement Expense	8,000
Hospitalization	5,536
Registration Fees	16,644
Rent and Utilities	29,559
Advertising and Promotion	7,268
Office Expense	4,051
Professional Fees	18,826
Telephone	9,966
Depreciation	3,144
Travel and Entertainment	2,436
Error Expense (Income)	(42,431)
Postage and Delivery	2,167
Computer and Internet Expenses	4,761
Research and Information Costs	3,290
Insurance	3,663
Printing	1,548
Amortization	2,287
Taxes	500
Recruiting Expenses	1,889
Miscellaneous Expense	1,971
TOTAL OPERATING EXPENSES	$ 149,125

U.S. DISCOUNT BROKERAGE, INC.
Computation of Net Capital
December 31, 2003

NET CAPITAL COMPUTATION	
Total Stockholders' Equity from 12-31-03 Financial Statements	$ 365,273
Less: Nonallowable Assets	
Accounts Receivable - Related Parties	(76,347)
Net Equipment and Furniture	(8,280)
Prepaid Rent	(1,350)
Net Capital Before Haircuts on Securities Positions	279,296
Haircuts on Securities Positions	
Investment - NASDAQ	(20,100)
Undue Concentration	(14,840)
NET CAPITAL	244,356
Less: Minimum Dollar Capital Requirement	50,000
EXCESS NET CAPITAL	$ 194,356
EXCESS NET CAPITAL AT 1000%	$ 234,080
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL	.42 to 1

HARRY A. DONOVAN, CPA
THEODORE C. KLIMCZAK, CPA
SANDRA L. BENNETT, ADMINISTRATOR

Donovan, Klimczak and Company

CERTIFIED PUBLIC ACCOUNTANTS
484 SOUTH MILLER ROAD
FAIRLAWN, OHIO 44333-4176
TELEPHONE 330-836-9331 FAX 330-869-9991
http://www.dkc-cpa.com

SEC
Washington, D.C.

RE: U.S. Discount Brokerage, Inc.
Computation for Determination of Reserve
Requirements Under Exhibit A of Rule 15c3-3

Gentlemen:

U.S. Discount Brokerage, Inc. used Penson Financial Services, Inc. during the year ended December 31, 2003 as clearing agents and to perform custodial functions relating to customer securities on a fully disclosed basis. Therefore, U.S. Discount Brokerage, Inc. is not subject to the reserve requirements under Rule 15c3-3.

Donovan, Klimczak and Company

Donovan, Klimczak and Company
Certified Public Accountant

February 13, 2004

HARRY A. DONOVAN, CPA
THEODORE C. KLIMCZAK, CPA
SANDRA L. BENNETT, ADMINISTRATOR

Donovan, Klimczak and Company

CERTIFIED PUBLIC ACCOUNTANTS
484 SOUTH MILLER ROAD
FAIRLAWN, OHIO 44333-4176
TELEPHONE 330-836-9331 FAX 330-869-9991
http://www.dkc-cpa.com

SEC
Washington, D.C.

RE: U.S. Discount Brokerage, Inc.
Information Relating to the Possession or
Control Requirements Under Rule 15c3-3

Gentlemen:

U.S. Discount Brokerage, Inc. used Penson Financial Services, Inc. for possession of customer funds and as custodians for all customer securities on a fully disclosed basis during the year ended December 31, 2003. Accordingly, U.S. Discount Brokerage, Inc. is not subject to the requirements under rule 15c3-3.

Donovan, Klimczak and Company

Donovan, Klimczak and Company
Certified Public Accountants

February 13, 2004

HARRY A. DONOVAN, CPA
THEODORE C. KLIMCZAK, CPA
SANDRA L. BENNETT, ADMINISTRATOR

Donovan, Klimczak and Company

CERTIFIED PUBLIC ACCOUNTANTS
484 SOUTH MILLER ROAD
FAIRLAWN, OHIO 44333-4176
TELEPHONE 330-836-9331 FAX 330-869-9991
http://www.dkc-cpa.com

SEC
Washington, D.C.

RE: U.S. Discount Brokerage, Inc.
Material Differences in Computation of Net Capital

Gentlemen:

Our audit of U.S. Discount Brokerage, Inc., for the year ended December 31, 2003, disclosed the following differences in the computation of net capital from the broker-dealer's corresponding unaudited Part II A, Focus Report.

Computation of Net Capital per Focus Report	$	313,875
Adjustments Due to Year-End Audit Entries		
Accrued Commissions and Wages		(40,278)
Dividends Payable Accrual		(29,250)
Interest Income		9
Total Net Capital at 12/31/03		244,356
Less Required Capital		50,000
Excess Net Capital	$	194,356
Excess Net Capital at 1000%	$	234,080

Donovan, Klimczak and Company

Donovan, Klimczak and Company
Certified Public Accountants

February 13, 2004

HARRY A. DONOVAN, CPA
THEODORE C. KLIMCZAK, CPA
SANDRA L. BENNETT, ADMINISTRATOR

Donovan, Klimczak and Company

CERTIFIED PUBLIC ACCOUNTANTS
484 SOUTH MILLER ROAD
FAIRLAWN, OHIO 44333-4176
TELEPHONE 330-836-9331 FAX 330-869-9991
http://www.dkc-cpa.com

BOARD OF DIRECTORS
U.S. DISCOUNT BROKERAGE, INC.
ROCKY RIVER, OHIO

We have examined the financial statements of U.S. Discount Brokerage, Inc. for the year ended December 31, 2003, and have issued our report thereon dated February 13, 2004. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for the securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of U.S. Discount Brokerage, Inc. taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

Donovan, Klimczak and Company

Donovan, Klimczak and Company
Certified Public Accountants

February 13, 2004